For Immediate Release

January 10, 2006

MAG SILVER INTERSECTS HIGH-GRADE SILVER AT BATOPILAS

75.8 OUNCES / TONNE (2,357 GRAMS) SILVER OVER 1.70 METERS

Vancouver, B.C. …..MAG Silver Corp. (TSXV: MAG) announces that high-grade silver mineralization has been intersected in initial drilling at its 100% owned Batopilas Silver Project in Chihuahua State, Mexico. Hole 02 intersected 1.70 meters (5.6 feet) of 2,358 grams per tonne silver (75.8 ounces per ton). The intersection is part of a 3.0 meter (9.8feet) zone locally rich in the silver bearing mineral acanthite (argentite).

“These are the first surface holes ever drilled in the district and according to old reports, this style of high-grade acanthite-rich mineralization was found above the native silver rich ore shoots that yielded the bulk of Batopilas’ historic silver production of over 250 million ounces” stated Dan MacInnis, President and CEO of MAG Silver. “We’re targeting a combination of structural studies and electrical geophysical anomalies in areas previously not mined. The fact that we’re hitting high-grade mineralization so quickly validates this approach.  We are very excited about the potential for applying our techniques to the balance of the nearly 4000 hectares we control in the district.   We look forward to drilling below and along strike of hole 02, once we resume drilling in mid January”.

A second intercept, with visible native silver was intersected approximately 22 meters (72’) deeper and assayed 132 g/t silver (4.2 oz./t) over 1.70 meters (5.6 feet).  This is a 3.0 meter wide breccia zone with visible native silver and lead and zinc sulphides. The richest native-silver bearing 0.20 meter of this intercept ran 721 g/T Silver (23 oz/T).

Two holes of a proposed 10 hole (2,500m) drill program have now been completed at Batopilas. Assays results for hole 01 and the balance of hole 02 are pending.

All samples are being analyzed by ALS-Chemex Laboratories by standard fire assay techniques. Because of the visible and obvious high-grade silver mineralization in these two intercepts, one high grade sample from each zone was assayed by special procedures typically used for metallurgical concentrates. This includes three one assay tonne fire assays with gravimetric finish.  From hole 02 the best visually mineralized 0.20m in the upper intercept carried 19,119 grams per tonne Silver (615 ounces per tonne). The best visually mineralized 0.20m in the lower intercept assayed 721.5 grams per tonne Silver (23.2 ounces per tonne). Values above and below these intercepts contained silver values from 65 g/t to 137 g/t silver and are included in the weighted averages reported.

BATOPILAS ASSAY RESULTS
HOLE	FROM	TO	WIDTH.	Silver	Silver	Gold	Lead	Zinc
			(meters)	ounces	grams	ppm	ppm	ppm
BA-05-02
Upper Zone	53.71	55.41	1.70	75.8	2,357	<0.00	957	2,294
INCLUDING	54.21	54.41	0.20	614.7	19,119	0.05	3,080	4,630

Lower Zone	70.86	72.56	1.70	4.2	132	<0.00	1,447	2,534
INCLUDING	72.36	72.56	0.20	23.2	721.5	0.05	6,690	5,390

Qualified Person and Quality Assurance and Control: Dr. Peter Megaw, Ph.D., C.P.G., has acted as the qualified person as defined in National Instrument 43-101 for this disclosure and supervised the preparation of the technical information in this release.  Dr. Megaw has a Ph.D. in geology and more than 20 years of relevant experience focussed on silver and gold mineralization, and exploration and drilling in Mexico. He is a certified Professional Geologist (CPG 10227) by the American Institute of Professional Geologists and an Arizona Registered geologist (ARG 21613).  Dr. Megaw is not independent as he is a shareholder of MAG Silver Corporation and is a vendor of two projects, other than Batopilas, whereby he may receive additional shares.

QA/QC Procedures: The Company has implemented a quality control program to ensure best practices in sampling and analysis of the core samples. Duplicates and blanks are inserted randomly into the sample stream.  The samples are shipped directly in security sealed bags to ALS-Chemex Laboratories preparation facility in Hermosillo, Sonora (Certification ISO 9001). Sample pulps are shipped from there to ALS-Chemex Laboratories in North Vancouver, Canada for analysis by standard fire assay techniques. Pulp splits have been submitted to ACME Analytical Labs for verification check assays.

About MAG Silver Corp.:  MAG is a Silver exploration company focused on projects located within the Mexican Silver Belt. Our large land inventory is well positioned in mining districts with historical and ongoing large-scale, high-grade silver production. MAG’s exploration efforts are engaged in the search for multi-million ounce silver deposits on a district scale. We are committed to the discovery of silver deposits of size and grade that are able to withstand and overcome fluctuations in commodity prices. Our mission is to become one of the premier silver companies in the Silver Mining Industry.  MAG is based in Vancouver, British Columbia, Canada and trades on the TSX-V under the symbol MAG

On behalf of the Board of

MAG SILVER CORP.

"Dan MacInnis" P.Geo.

Director

For further information on behalf of MAG Silver Corp. contact Gordon Neal
Website: Phone: Toll free:	www.magsilver.com (604) 630-1399 (866) 630-1399	Email: Fax:	info@magsilver.com (604) 484-4710

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